Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, Texas 77073
Tel: (281) 821-9091   Fax: (281) 821-2995

October 9, 2007
By Federal Express and facsimile to (202) 772-9368

Mr. Terence O'Brien, Branch Chief
Ms. Jenn Do, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:      Sterling Construction Company, Inc.  (File No. 1-31993)
Form 10-K for the fiscal year ended December 31, 2006, filed March 16, 2007
Form 10-Q for the quarter ended March 31, 2007, filed May 10, 2007

Dear Mr. O' Brien,

This letter is in response to your letter to me dated September 26, 2007 regarding the above-noted filings of Sterling Construction Company, Inc. (the "Company.")  In this letter, each of your comments is reprinted and then followed by our response in italics.

Form 10-K for the year ended December 31, 2006

Contract Backlog, Page 9

1.
From the disclosure in the second paragraph of this section, it appears you add contract value to backlog before public sector contracts are awarded when you are the low bidder and "there are no apparent impediments to award of the contract." Tell us the amount of contract value included in your backlog for contracts that have not been awarded. Clarify whether your statement you "have not been materially adversely affected by contract cancellations or modifications in the past" applies to contract value added to backlog based on these criteria. It is not clear whether this statement represents that the amounts historically reported for backlog have been ultimately realized without material exceptions from contract cancellations or modifications, or whether the reference to being `"adversely affected" refers instead to your general financial condition.

Response:

At December 31, 2006, the reported contract backlog of $395 million included $35.5 million of contracts on which the Company was the low bidder and where there appeared to be no apparent impediments to award, but on which the public sector agency customer had not yet executed the contract.  All of these $35.5 million of contracts were subsequently executed by the customer, and the Company is currently in the process of completing them.

The statement that the Company "[has] not been materially adversely affected by contract cancellations or modifications in the past" is intended to refer to a material adverse effect on reported backlog.  The criteria and the statement are based on the Company's experience during which time the Company's backlog has not been materially adversely affected by contract cancellations or modifications that occurred after the amounts were included in backlog.  Consequently, it is also true that the financial condition of the Company has not been adversely affected by the inclusion of the contracts in backlog based on the stated criteria.  In future filings we will make this distinction clear.

Mr. Terence O'Brien
Ms. Jenn Do
U.S. Securities and Exchange Commission
October 9, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations,

2.
While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

•
Your discussion of both the increase in revenues and improvement in gross profit in 2006 refers to the "bidding climate," without explaining the underlying reasons the climate is considered to be "very strong" and "improved" and specifically how this resulted in additional state highway contracts and a "better margin mix."

•	You mention a decrease in municipal revenues of $59 million without discussing the underlying reasons.

•
You disclose that "state highway contracts generally allow us to achieve greater revenue and gross profit production from our equipment and work crews" without discussing the reasons for this relationship or the reasons this work produces lower gross margins overall than water infrastructure contracts in municipal markets.

•	Significant delays in starting certain contracts is mentioned as a factor, but you do not quantify the impact of these delays or discuss them in any detail.

•
In your Form 10-Q for the period ending June 30, 2007, you discuss the increase in revenue in general terms and the underlying reasons are not clear. The discussion of gross profit discusses several offsetting factors but does not quantify the impact of these separate factors or discuss their underlying reasons is sufficient detail.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. In future filings, please expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:

As requested in your letter, in future filings we will expand our discussion of results of operations to quantify, where practical, the impact of the events disclosed and describe the underlying causes and effects of  trends and events on our operations.

3.
We note the build-up in contracts receivable during each of the years presented, continuing into the first two quarters of fiscal 2007. In future filings, please provide a discussion of your accounts receivable, quantify a relevant receivables turnover ratio, and explain material variances. Refer to SEC Release No. 33-8350 for further guidance.

Response:

As requested in your letter, in future filings we will provide a discussion of the relationship of our accounts receivable to our revenues and explain any material variances between periods.

Mr. Terence O'Brien
Ms. Jenn Do
U.S. Securities and Exchange Commission
October 9, 2007

Item 9A. Controls and Procedures, Page 37

4.
We note your disclosure that your management concluded your disclosure controls and procedures were effective to ensure information required to be disclosed is "recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please revise to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

Response:

In future filings, we will state the following: "Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure" and we hereby affirm that the definition accurately describes the Company's disclosure controls and procedures.

Note 1 - Summary of Business and Significant Accounting Policies Page F8

Revenue Recognition, Page F8

5.
On page 10 you state, "we are often required to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed." You also discuss the potential for disputes and the process for resolving claims. The extent of the potential impact on your financial statements is not clear. In Note 1, you state contract claims are included in revenues when realization is probable. Please tell us the amount included, if any, in amounts reported for both contracts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 2006 and 2005, relating to out of scope work, potential or actual disputes, claims, etc. When material, disclose these amounts in future filings as discussed in paragraph 65 of SOP 81-1.

Response:

Contracts Accounts Receivable only include balances approved for payment by the customer; therefore, Contract Receivables do not include any unapproved change orders or claims

Cost and estimated earnings in excess of billings included $0.5 million at December 31, 2006 and $0.0 at December 31 2005, for contract claims not approved by the customer (which includes out-of-scope work, potential or actual disputes, and claims).

In future filings, we will disclose the amount of such claims that are included in cost and estimated earnings in excess of billings when they are material to the Company’s financial position, results of operations or cash flows.

Retainage, Page F10

6.	Please clarify in future filings where you classify retainage on your balance sheets.

Response:

In the Company's 2006 and 2005 balance sheets, retainage was included in Contract Receivables.  In future filings, we will disclose in the notes to financial statements the caption which contains retainage.

Mr. Terence O'Brien
Ms. Jenn Do
U.S. Securities and Exchange Commission
October 9, 2007

Short-term Investments, Page F9

7.
Please tell us how you have met the disclosure requirements of paragraphs 19 and 21 of SFAS 115, including disclosures relating to gains and losses of your available for sale securities. Please tell us why there is no other comprehensive income reported for changes in the fair value of your available for sale securities.

Response:

In future filings, we will revise our disclosure to show the major type of securities available for sale and any realized gain or loss included in the income statement from the sale of such securities.

At December 31, 2006, those securities were municipal bond funds and municipal bonds for which the market value approximated the specific cost.  There were no gains or losses on those funds and bonds in fiscal 2006.

The consolidated statement of cash flows for the year ended December 31, 2006 discloses the purchases and sales of short-term securities available for sale during the year.  We believe that the remaining disclosure requirements of paragraphs 19 and 21 of SFAS 115 are included in our Short-term Investments disclosure in the Form 10-K.

Stock-Based Compensation, Page F12

8.
You state that prior to August 2006, you used the closing price of your common stock on the trading day immediately preceding the date the option was approved as "the grant date market value," but since July 2006, your policy has been to use the closing price of the common stock on the date of the meeting at which a stock option award is approved as "the option's per-share exercise price," We also note your disclosure from page 48 that such change appears to have been made in view of the recently heightened sensitivity of the investing public to the establishment of the exercise price of employee stock options. Please clarify whether this discussion also applies to the stock prices used for fair value in your Black-Scholes valuation model, or merely to your method of selecting the exercise price. If this policy change has had a significant impact on the financial statements, please quantify the impact to clarify what compensation expense would have been had either method been used consistently for all periods presented.

Response:

As noted, since July 2006 the Company has used the closing price of our common stock on the date of the meeting of our board of directors at which the options are granted as the “grant date market value” and the exercise price of the options granted.  Since July 2006, this same closing price has been used in the Black-Scholes valuation model to calculate compensation expense.  This policy change did not have a significant impact on the Company's financial statements.  In future filings we will make this clear.

Note 5 - Line of Credit and Long-Term Obligations, -Page F18

9.
We note your discussion of the TSC Revolver entered into by TSC in conjunction with the Sterling Transaction in 2001, whereby the line of credit carried interest at prime, subject to achievement of certain financial targets and is secured by the equipment of TSC and guarantees by the parent company. Please clarify in future filings whether the parent continues to guarantee the TSC Revolver.

Mr. Terence O'Brien
Ms. Jenn Do
U.S. Securities and Exchange Commission
October 9, 2007

Response:

We believe that the current status of the Company in relation to the TSC Revolver was disclosed in Note 5 to the Consolidated Financial Statements in the 2006 Form 10-K.  It is stated in that note that "The facility [the TSC Revolver] was also modified [in April 2006] to add the Company as a co-borrower."  In future filings, however, we will make clear that the Company's status as a guarantor was changed to that of a co-borrower directly liable for repayment of any borrowings.

Form 10-Q for the period ended March 31, 2007

Income Taxes, Page 12

10.
In your discussion of the adoption of FIN 48, you state your "principal uncertain tax positions" consist of the "availability of net operating loss carryforwards of approximately $9.8 million and excess tax benefits from stock options that may be used to offset future taxable income, It is not clear what is meant by "availability" or the nature of the uncertainty. Please clarify whether you are referring to the need for sufficient future taxable income to realize the deferred tax assets, as discussed in paragraph 21 of SFAS 109, or to uncertainty regarding whether the net operating loss position or other positions taken in your tax returns will be sustained upon examination, as discussed in FIN 48.

Response:

In retrospect, we do not believe we should have used the words “uncertain tax positions” as they relate to the availability of the net operating loss carryforwards as we believe it is more likely than not that the net operating loss carryforwards can be realized by offsetting future taxable income based on the Company’s profitable operations. As discussed in the Note 8 to the financial statements as of December 31, 2006, in the Company’s report on Form 10-K, under IRC Section 382, the availability of the net operating loss carryforwards can be adversely affected by future ownership changes. As further discussed in that note, the Company’s Certificate of Incorporation contains restrictions to reduce the likelihood of such change of control occurring

The primary uncertain tax position relates to certain deductions taken in a prior year tax return; however, if those deductions were disallowed, the Company would have the ability to amend the prior year tax return and record other deductions which were not taken at the time of the previously filed tax return. The Company will revise the language in future filings to more clearly discuss the uncertain tax position and that the measurement of the uncertain tax position is $0, because the Company has options available to eliminate any additional tax that would be due upon the reversal of the uncertain position.

*       *       *       *

This letter will also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this response and any accompanying supplemental information is being filed on EDGAR as a correspondence file.

Mr. Terence O'Brien
Ms. Jenn Do
U.S. Securities and Exchange Commission
October 9, 2007

Very truly yours,

James H. Allen, Jr.
Senior Vice President & Chief Financial Officer